                                   For Immediate Release

                                                                                                                                       NEWS RELEASE

                                   TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

                                                                                             Toll Free 1.800.667.1870

                                                                                                                                    www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. ANNOUNCES CHANGES TO CORPORATE MANAGEMENT

December 11, 2009 Vancouver, Canada Pacific North West Capital Corp. (“PFN” the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the appointment of Richard Goodwin, P. Eng, as Vice President, Engineering.

The Company is pleased to welcome Richard Goodwin, who brings over 25 years experience in underground mine operations, engineering consulting and corporate management to our group. Early in his career, Mr. Goodwin held a variety of mining and geotechnical engineering positions for ten years at the Myra Falls Operations of Westmin Resources Ltd. In1995 he became a consulting mining engineer, first with MRDI Canada as a Principal Engineer and later with Snowden MIC, where he managed Snowden’s steady growth in Canada.  Mr. Goodwin then went on to manage the development, test mining and completion of feasibility studies as Vice President, Mining, for Yukon Zinc Corporation’s Wolverine zinc-silver project. Prior to joining the Company on a consulting basis earlier this year, Mr. Goodwin oversaw a $300 M project for the construction of a 2000 tonne-per-day polymetallic mine as Chief Operating Officer & VP, Mining for Redcorp Resources Ltd.

Dr. Jonathon Findlay has resigned as Vice President, Exploration, to pursue other interests, but will continue to lend his expertise in an advisory capacity to the Board.  On behalf of the Board, management and shareholders of the Company, we would like to thank Mr. Findlay for his time and service to the Company and wish him the best with his new endeavours.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Fire River Gold Corp. and Alto Ventures Ltd.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and negotiating abilities for the acquisition of additional Platinum Group Metals, precious metals and base metals projects on an international scale.  To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and to our board of directors. Pacific North West Capital is part of the International Metals Group (www.internationalmetalsgroup.com).

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 11, 2009